Exhibit A

ADVISORS PREFERRED TRUST

CLASS A SHARES DISTRIBUTION PLAN

The Class A Shares Distribution Plan has been adopted with respect to the following Funds:

Fund	Date Adopted
The Gold Bullion Strategy Fund	May 28, 2014
Kensington Managed Income Fund	Feb. 19, 2019
Kensington Dynamic Growth Fund	Aug. 19, 2020
BCM Decathlon Conservative Fund	Feb. 23, 2021
BCM Decathlon Moderate Fund	Feb. 23, 2021
BCM Decathlon Growth Fund	Feb. 23, 2021